EXHIBIT 99.1

Re: Appointment of New Director

Netanya, Israel – May 21, 2019 – RADA Electronic Industries Ltd. (NASDAQ: RADA) (the “Company”) announces that its Board of Directors has appointed Mr. Haim Regev as a new director to the Company’s Board of Directors,.

The Company’s Compensation Committee and the Board of Directors approved that Haim Regev shall be entitled, for his service as director, to a compensation amounting to the “Fixed Amount” according to the Companies Regulations (Rules regarding Compensation and Expenses of an External Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000.

As a new director, Haim Regev will also be entitled to be included in the professional liability insurance policy for the Company’s directors and officers, and to receive the Company’s current indemnification and exculpation letter given to all current directors and officers. The compensation approval is in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000.

As required by the Israeli Companies Law, Mr. Regev has declared in writing that he has the requisite skills and expertise, as well as sufficient time, to perform his duty as a director of the Company.

Mr. Haim Regev (51) serves as a board member at the Israeli Ministry of Foreign Affairs since August 2016 and as the director for the Middle East and Peace Process Division. From 2013 to 2016, Mr. Regev was Director of Coordination Department at the Ministry of Foreign Affairs. From 2008 to 2013, Mr. Regev directed the Department for International Cooperation at the Israeli Missile Defense Organization (IMDO) at the rank of Lieutenant Colonel. Mr. Regev served as Counselor for Congressional Affairs in Washington D.C between 2004 to 2008.

Mr. Regev has a B.A. in Political Science and Middle Eastern Studies and an M.A. in Business Management with honors, both from Tel Aviv University.